                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                                   FORM 6-K


                           Report of Foreign Issuer


   PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                  Filing No. 1 for the Month of August, 2000




                          Bid.Com International Inc.
--------------------------------------------------------------------------------
                          (Exact name of Registrant)

         6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
--------------------------------------------------------------------------------
                           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                               Form 20-F   X       Form 40-F
                                          ---                ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes         No  X
                                   ---        ---

                          BID.COM INTERNATIONAL INC.

     On August 25, 2000, Bid.Com International Inc. ("Bid.Com") mailed to all registered shareholders its Second Quarter 2000 Report.

     This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Bid.Com's results to differ materially from expectations. These risks include Bid.Com's ability to further develop its business-to-business and licensing businesses, Bid.Com's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of Bid.Com's products and services, competitive factors, new products and technological changes, and other such risks as Bid.Com may identify and discuss from time to time, including those risks disclosed in Bid.Com's most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that Bid.Com's plan will be achieved.

Exhibit 1. Second Quarter 2000 Report.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              BID.COM INTERNATIONAL INC.


Date:  August 25, 2000                        By:  /s/ John Mackie
                                                  --------------------------
                                                  Name:  John Mackie
                                                  Title: General Counsel

Dear Shareholder,

During the quarter we continued to invest in our business to business ("B2B") infrastructure and add new customers while curtailing our business to consumer ("B2C") activities. We believe that our POWERED BY BID.COM(TM) e-commerce solutions, including recently announced additions to our suite of offerings, provide a solid foundation from which to grow our B2B activities.

Financial Highlights*
---------------------

The second quarter results reflect the consolidated results of Bid.Com International Inc. and all subsidiaries for the 3 months ending June 30, 2000.

Gross revenue in the second quarter 2000 totaled $3.0 million compared to $6.6 million in the first quarter of 2000, a decline of 54.5%. The reduction in revenues is a direct result of the implementation of Bid.Com's previously announced plan to exit the business-to-consumer arena. As presented at the company's annual general meeting, Bid.Com's revenues from its business-to-consumer model are based on the value of goods sold through its website, www.bid.com. These revenues are off-set by the costs of goods sold and advertising costs incurred in enticing customers to the website. In its business-to-business model, Bid.Com typically recognizes revenues through implementation fees, monthly hosting fees, and a percentage of transactions, without direct expenses seen in the consumer segment such as the cost of goods sold.

As a result of ramping up our B2B activities, our financial statement presentation now includes non-cash customer acquisition costs as a reduction of gross revenues. These costs were $157,000 for the second quarter and reflect non-cash expenses incurred by Bid.Com in association with the attainment of certain B2B contracts.

Advertising and promotion expenses in the quarter fell 54.8% to $1.4 million from $3.1 million in the first quarter. As a percentage of revenues, advertising and promotion expenses declined slightly to 47.2% in the second quarter versus 47.6% in the first quarter of 2000. The decline in advertising and promotion expenses reflects the curtailment in B2C activities, including the expiry of the AOL agreement in March 2000.

General and administrative expenses were $5.2 million in the second quarter compared to $3.8 million in the first quarter of 2000. The increase in general and administrative expenses over first quarter reflected costs for our annual meeting and regulatory filings, higher B2B business development expenses, and increased salaries expense due to hiring of B2B staff.

Software development costs of $286,000 associated with the development of the latest auction platform technology were capitalized in the quarter. Capitalization of software development costs is consistent with the B2B business model and reflects new technologies developed for resale in various forms.

The net loss for the second quarter of 2000 was $7.1 million, or $0.13 per basic share, compared to a net loss of $7.8 million, or $0.15 per basic share, for the first quarter of 2000.

During the quarter we raised an additional $3.1 million in financing through the issuance of common shares and share purchase warrants to Acqua Wellington Value Fund. This share issuance represents our first US based private placement. Net proceeds from the issue will be used to fund growth in the B2B sector and general working capital.

Our working capital position at June 30 was $9.8 million with $9.1 million in cash and marketable securities. A significant portion of our other non-current assets of $10.8 million includes strategic investments recorded at cost.

(* All figures are in Canadian dollars. As of June 30, 2000 the exchange rate was Cdn$1.4798 to US$1.0000)

Notable Activities
------------------

Our ramp up of B2B activities continued throughout the quarter. Notable activities included the following:

   . After announcing our strategic marketing alliance with General Electric
     Capital Corporation, we began to capitalize on this relationship by signing a two-year agreement with GE Capital Auto Financial Services to enable the on-line auction of off-lease automobiles to dealers across North America.
   . We formed a strategic alliance with PricewaterhouseCoopers whereby we will jointly introduce our dynamic pricing technology to North American clients and PricewaterhouseCoopers will become the preferred North American systems integrator for Bid.Com.
   . We launched our latest solution suite to help clients accelerate the creation of vertical marketplaces and extend the reach of dynamic pricing to mobile users through wireless and voice recognition applications. Bid.Com's solution suite is made of three modules: BID.COM(TM) Commerce Engine, BID.COM(TM) Content Engine, and BID.COM(TM) Community Engine. This suite allows our customers to accelerate creation of online vertical marketplaces by bringing together robust transaction methods with content gathering and community building capabilities.
   . We commissioned our first international Application Service Provider platform ("ASP") located in Dublin, Ireland at MCI WorldCom's Dublin-based Operations Centre. This site positions us to support clients and partners throughout Europe.
   . We opened a sales and marketing office in Sacramento, California to support a client base throughout the western region of the United States.

Management Changes
------------------

   . On June 14, 2000 Pat Bourke was named to Bid.Com's Board of Directors and appointed Chairman. Mr. Bourke, a management and technology services professional with more than 20 years of industry experience, has held a number of senior management positions over the years working for organizations such as EDS, Perot Systems, and Merant Inc. We welcome Mr. Bourke to our team.

We believe the innovations and relationships announced in the quarter provide a solid foundation for future B2B development.


Yours truly,


Jeff Lymburner, President and CEO                                August 25, 2000

Full copies of Bid.Com's Press Releases are available on the Investor Information Section of its website www.bid.com.
                                   -----------

This quarterly report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause the Company's results to differ materially from expectations. These risks include the Company's ability to further develop its business-to-business and licensing businesses, the Company's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

                           (Financial Tables follow)

                          BID.COM International Inc.
                     Consolidated Statement of Operations
    (expressed in thousands of Canadian dollars, except per share amounts)
                          (Canadian GAAP, Unaudited)

===================================================================================================================================
                                                 Three Months Ended                                     Six Months Ended
                                                       June 30                                               June 30
                            -------------------------------------------------------------------------------------------------------
                                       2000              2000            1999                 2000              2000           1999
                            -------------------------------------------------------------------------------------------------------
                                                      translated                                             translated
                                                     into US$ at                                            into US$ at
                                                        US$ =                                                  US$ =
                                                     Cdn$ 1.4798                                            Cdn$ 1.4798
                                                         for                                                    for
                                                     convenience                                            convenience
Gross revenue                       $ 3,002           $ 2,029         $ 6,250             $  9,606          $  6,491        $11,265
Customer acquisition                   (157)             (106)              -                 (157)             (106)             -
 costs (A)
                            -------------------------------------------------------------------------------------------------------
Net revenue                           2,845             1,923           6,250                9,449             6,385         11,265
                            -------------------------------------------------------------------------------------------------------


Direct expenses                     $ 2,829           $ 1,912         $ 4,983             $  9,772          $  6,604        $ 9,509
Advertising and                       1,416               957           1,860                4,569             3,088          3,273
 promotion (B)
General and                           5,226             3,532           2,935                9,061             6,123          5,351
 administrative (B)
Software development and                297               201             216                  725               490            402
  technology expense (B)
Depreciation and                        234               158              95                  490               331            180
  amortization
Interest income                         (57)              (39)           (262)                (305)             (206)          (363)
                            -------------------------------------------------------------------------------------------------------
                                      9,945             6,721           9,827               24,312            16,430         18,352
                            -------------------------------------------------------------------------------------------------------
Net Loss                            $(7,100)          $(4,798)        $(3,577)            $(14,863)         $(10,045)       $(7,087)
                            =======================================================================================================
Loss per basic share                 $(0.13)           $(0.09)         $(0.07)              $(0.28)           $(0.19)        $(0.15)
                            =======================================================================================================
Weighted average
  common shares                      53,061            53,061          49,351               52,934            52,934         48,066
                            =======================================================================================================

                                                           June 30                  June 30                December 31
                                               --------------------------------------------------------------------------
Balance Sheet Data                                           2000                     2000                     1999
                                               --------------------------------------------------------------------------
                                                         (unaudited)              (unaudited)              (unaudited)
                                                                                   (in US$)
Cash                                                      $ 8,893                  $ 6,010                  $ 5,019
Marketable securities                                         189                      128                   16,478
Other current assets                                        4,430                    2,994                    6,495
Other assets                                               10,781                    7,285                    8,751
                                         --------------------------------------------------------------------------
Total assets                                              $24,293                  $16,417                  $36,743
                                         ==========================================================================

Total current liabilities                                 $ 2,182                  $ 1,475                  $ 5,504
Total short term and long term
  deferred revenue                                          3,493                    2,361                    2,254
Total shareholders' equity                                 18,618                   12,581                   28,985
                                         --------------------------------------------------------------------------
Total liabilities and
  shareholders' equity                                    $24,293                  $16,417                  $36,743
                                         ==========================================================================


                          BID.COM International Inc.
                     Consolidated Statement of Cash Flows
                 (expressed in thousands of Canadian dollars)
                          (Canadian GAAP, Unaudited)


                                               Three Months Ended                    Six Months Ended
                                                    June 30                               June 30
                                  ---------------------------------------------------------------------------
                                      2000            2000        1999        2000           2000      1999
                                  ---------------------------------------------------------------------------
NET INFLOW (OUTFLOW)                              translated                              translated
OF CASH RELATED                                  into US$ at =                           into US$ at=
TO THE FOLLOWING                                  Cdn$ 1.4798                             Cdn$ 1.4798
ACTIVITIES                                            for                                     for
                                                  convenience                             convenience
OPERATING
  Net loss for the period           (7,100)         (4,798)       (3,577)    (14,863)       (10,045)   (7,087)
  Item not affecting cash:
    Non-cash customer                  157             106             -         157            106         -
    acquisition costs (A)
    Depreciation and                   234             158            95         490            331       180
    amortization
    Other non-cash                     430             291             -         603            408         -
                                  ---------------------------------------------------------------------------
                                    (6,279)         (4,243)       (3,482)    (13,613)        (9,200)   (6,907)
  Change in long term                  (67)            (45)            -         664            449         -
  deferred revenue
  Change in non-cash operating       1,594           1,077          (944)       (682)          (461)   (3,998)
  working capital items (B)
                                  ---------------------------------------------------------------------------
                                    (4,752)         (3,211)       (4,426)    (13,631)        (9,212)  (10,905)
                                  ---------------------------------------------------------------------------
INVESTING
  Purchase of capital assets          (154)           (104)         (312)       (314)          (212)     (354)
  Purchase of strategic             (2,060)         (1,392)            -      (2,328)        (1,573)        -
  investments
  Acquisition of intangible assets    (307)           (207)            -        (307)          (207)      (46)
  Marketable securities (B)              2               1          (403)     16,289         11,007    (8,138)
                                  ---------------------------------------------------------------------------
                                    (2,519)         (1,702)         (715)     13,340          9,015    (8,538)
                                  ---------------------------------------------------------------------------
FINANCING
  Issuance of common shares          3,486           2,356         1,258       4,165          2,815    11,128
 (net of expenses) (B)
  Special warrants receivable            -               -             -           -              -     2,311
                                  ---------------------------------------------------------------------------
                                     3,486           2,356         1,258       4,165          2,815    13,439
                                  ---------------------------------------------------------------------------
Net cash inflow (outflow) during
 the period                         (3,785)         (2,557)       (3,883)      3,874          2,618    (6,004)
CASH, BEGINNING OF PERIOD           12,678           8,567         7,671       5,019          3,392     9,792
                                  ---------------------------------------------------------------------------
CASH, END OF PERIOD                  8,893           6,010         3,788       8,893          6,010     3,788
                                  ===========================================================================

(A) These costs reflect non-cash expenses incurred by Bid.Com in association with the attainment of certain B2B contracts.
(B) Certain prior period amounts have been reclassified to conform to the current period presentation.
(C) As of June 30, 2000 stockholders equity included (i) 54,152,244 common shares (ii) 3,631,950 options to Directors, Officers, and Employees convertible into 3,631,950 common shares, (iii) 3,425,462 share purchase warrants exercisable into 3,425,462 common shares.

                              CORPORATE DIRECTORY


Directors                                  Officers                                 Registrar & Transfer Agent
                                                                                    CIBC Mellon Trust Company
Pat Bourke                                 Jeffrey Lymburner                        PO Box 70390
Chairman                                   CEO and President                        Toronto Station A
                                                                                    Toronto, Ontario,
Jeffrey Lymburner                          Mark Wallace                             Canada   M5W 2X5
Director, CEO and President                Chief Operating Officer
                                                                                    Auditors
T. Christopher Bulger/(1)/ /(2)/           Jim  Moskos                              Deloitte & Touche LLP
Director                                   President,                               Chartered Accountants
CEO and President  eLab Technology         Bid.Com Technologies                     Toronto, Ontario, Canada
 Ventures
                                           Paul Hart                                Lawyers
Duncan Copeland/(1)/ /(2)/ /(3)/           Chief Financial Officer                  Gowlings
Director                                                                            Toronto, Ontario, Canada
President, Copeland and Company            Peter Sprukulis
                                           Senior Vice President, Sales,            Baer Marks & Upham LLP
Paul Godin                                 Marketing and Business Development       New York, New York USA
Director
Chairman, The Art Vault                    Rob Joynt                                Stock Exchange Listings
                                           Vice President, Consumer Sales and       Toronto Stock Exchange
Jim  Moskos                                Marketing                                Symbol BII
Director
President, Bid.Com Technologies            John Mackie                              Nasdaq
                                           Vice President, General Counsel and      Symbol BIDS
David Pamenter /(3)/                       Corporate Secretary
Director                                                                            Web Sites
Partner, Gowlings                          David Kirkconnell                        www.bid.com
                                           Vice-President, Human Resources          ------------
Charles Walker /(1)/ /(2)/                                                          www.internetliquidators.com
                                           David Pamenter                           ----------------------------
Director                                   Assistant Secretary                      www.dutchauction.com
CEO and President,                                                                  --------------------
Walker Group Inc.                          Aidan Rowsome,
                                           Managing Director, Europe                Shares Outstanding
(1) Member of Audit Committee                                                       (June 30, 2000)
(2) Member of the Management Resources     Hamish Sutherland                        Issued 54,152,244
      and Compensation Committee           Managing Director, Australia and Asia    Fully Diluted 61,209,656
(3) Member of the Corporate Governance     Pacific
      Committee


Offices of Bid.Com
                                           980 Ninth Street, 16th Floor
6725 Airport Road, Suite 201               Sacramento, California 95814
Mississauga, Ontario                       USA 916-449-9531
Canada    L4V 1V2
905-672-7467                               125 Lower Baggot Street
                                           Dublin 2,  Ireland
2701 North Rocky Point Drive               353-1-639-1135
Suite 930
Tampa, Florida  33607                      Level 50, 101 Collins Street
USA  813-636-8205                          Melbourne, Australia 3000
                                           61 (03) 9653-9181